

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 6, 2026

Gan Hong Loon
Chief Financial Officer
Phaos Technology (Cayman) Holdings Ltd
83 Science Park Drive
#04-01A/B The Curie , Singapore Science Park 1
Singapore 118258

Re: Phaos Technology (Cayman) Holdings Ltd
Form 20-F filed September 18, 2025
File No. 333-284137

Dear Gan Hong Loon:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Industrial Applications and Services